**EXHIBIT 99.1**











# General FINANCE CORPORATION

NASDAQ: GFN

**Investor Presentation**
**Through Second Quarter Ended December 31, 2016**

# Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements.  We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct.  Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.  Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the  Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

**GeneralFINANCE**
C O R P O R A T I O N

# General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 88 branch locations across North America and Asia-Pacific

- 100% ownership of Pac-Van and Lone Star Tank Rental in North America

- Over 50% ownership of Royal Wolf in the Asia-Pacific region

- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- TTM (12/31/16) consolidated revenues of $273.9 million; consolidated adjusted EBITDA of $58.8 million*









*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

# Our Specialty Rental Services Fleet Categories

## Portable Storage Fleet Units

### Storage Containers



**Fleet Units (12/31/16): 52,446**

### Freight Containers



**Fleet Units (12/31/16): 8,973**

## Liquid Containment Fleet Units

### Liquid Containment Tanks



**Fleet Units (12/31/16): 4,053**

## Modular Space Fleet Units

### Office Containers



**Fleet Units (12/31/16): 10,393**

### Mobile Offices



**Fleet Units (12/31/16): 4,560**

### Modular Buildings



**Fleet Units (12/31/16): 1,148**

**GeneralFINANCE CORPORATION**

# Investment Highlights

**Human Capital**

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

**Expansion Platform**

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

**Attractive Asset Class**

- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

**Financial Performance**

- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

**General FINANCE**
C O R P O R A T I O N

# Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

| Name | Title | Prior Experience |
|------|-------|------------------|
| Ronald Valenta | Chairman, CEO | - Founder, Mobile Services Group, Inc.<br>- Founding Director, National Portable Storage Association<br>- Arthur Andersen & Co. |
| Charles Barrantes | EVP, CFO | - VP and CFO, Royce Medical Company<br>- CFO, Earl Scheib, Inc.<br>- Arthur Andersen & Co. |
| Jody Miller | President | - EVP and COO, Mobile Mini<br>- SVP, Mobile Services Group<br>- SVP, RSC Equipment Rental |
| Christopher Wilson | General Counsel, VP & Secretary | - General Counsel and Assistant Secretary, Mobile Services Group, Inc.<br>- Associate, Paul Hastings LLP |
| Jeffrey Kluckman | EVP, Business Development | - Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental |
| Neil Littlewood | CEO of Royal Wolf | -COO, Royal Wolf<br>-Executive General Manager, Royal Wolf<br>-EVP, Coates Hire |
| Theodore Mourouzis | President, COO of Pac-Van | - Controller for a 3M joint venture<br>- Management consultant, Deloitte & Touche<br>- President of a picture framing distributor and CFO of its holding company |

**GeneralFINANCE**
CORPORATION

# Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level

- 52 branches in the United States - presence in 44 of top 100 MSAs

- TTM Net Promoter Score ("NPS") of 85% for Pac-Van

- 3 branches in Western Canada

- Total lease fleet of 38,725 units

- TTM (12/31/16) revenue of $157.7 million

- TTM adjusted EBITDA of $37.5 million*



**North American Branch Network**

**INDIANA**
Elkhart

**OHIO**
Cincinnati
Cleveland
Columbus
Toledo

**KENTUCKY**
Lexington
Louisville
Paducah

**GeneralFINANCE**
C O R P O R A T I O N

Note: Branch figures as of December 31, 2016.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

# #1 Market Share Leader in Asia-Pacific

- Leadership position with 40% market share [1] in Australia and New Zealand

- Only container leasing and sales company with a nationally integrated infrastructure and workforce

- Largest branch network of any storage container company in Australia and New Zealand

  – 22 branches in Australia

  – 11 branches in New Zealand

  – Represents all major metropolitan areas

- Total lease fleet of 42,848 units

- TTM (12/31/16) revenue of $112.0 million

- TTM (12/31/16) adjusted EBITDA of $29.1 million [2]

**Asia-Pacific Branch Network**



Note: Branch figures as of December 31, 2016.
(1)    Management estimate.
(2)    Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

**General FINANCE** C O R P O R A T I O N

# Diversified Customer Base

### Combined Leasing Operations TTM (12/31/16)



### North America Leasing Operations TTM (12/31/16)



### Asia-Pacific Leasing Operations TTM (12/31/16)



- *Over 41,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 5% of venue's respective FY2016 revenue*

**GeneralFINANCE** CORPORATION

Note: TTM (12/31/16) revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

# Compelling Unit Economics



Best Rental Asset

Typical Cost:
$2,000 - $2,500

Minimal Maintenance
Expense

Long Economic Life

Typical Rent:
$100/Cycle

Attractive Tax
Attributes

Typical Utilization
Rate: 80%

High Incremental
EBITDA Margin

**General FINANCE**
C O R P O R A T I O N

# Historical Financial Summary

## Revenue



($ in millions)

CAGR 9.1%

FY2010: $156, FY2011: $182, FY2012: $212, FY2013: $246, FY2014: $287, FY2015: $304, FY2016: $286, TTM[1]: $274

## Leasing Revenue



($ in millions)

CAGR 12.9%

FY2010: $77, FY2011: $90, FY2012: $104, FY2013: $123, FY2014: $151, FY2015: $200, FY2016: $168, TTM[1]: $169

## Adjusted EBITDA[2]



($ in millions)

CAGR 10.4%

FY2010: $31 (20%), FY2011: $38 (21%), FY2012: $46 (22%), FY2013: $53 (22%), FY2014: $69 (24%), FY2015: $84 (28%), FY2016: $61 (21%), TTM[1]: $59 (22%)

## Free Cash Flow Before Net Fleet Activity and Acquisitions[2]



($ in millions)

Cumulative Free Cash Flow $182 million

FY2010: $10, FY2011: $13, FY2012: $22, FY2013: $23, FY2014: $32, FY2015: $33, FY2016: $42, TTM[1]: $23

**General FINANCE CORPORATION**

(1)  Represents twelve months ended 12/31/16. CAGR growth covers the period from FY2010 through 2QFY2017.
(2)  Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

# Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn



**Net Fleet Capital Expenditures, Acquisitions and Fleet Count**

Legend: Net Fleet CapEx — Acquisitions — Total Fleet



**Leverage [1] and Net Debt**

Legend: Leverage — Net Debt

(1) Represents total debt, less cash, divided by TTM Adjusted EBITDA
(2) Pro Forma to include Lone Star Tank Rental, acquired in April 2014
(3) Represents 12 months ended December 31, 2016

# Capital Structure as of  12/31/16

| | Corporate | Asia-Pacific Leasing Operations | North America Leasing and Manufacturing Operations |
|---|---|---|---|
| **Consolidated cash** | • $6.4 million | | |
| **Debt** | • $70.1 million 8.125% Senior Notes[1]<br>• $9.9 million Term Loan[1] | • $83.8 million outstanding on $108.1 million (A$150.0 million) Senior Credit Facility[2] | • $188.0 million outstanding on $232.0 million Senior Credit Facility<br>• $9.5 million – other[3] |
| **Common equity** | • 26.4 million shares outstanding | • 100.4 million shares outstanding<br>• 51% of shares owned by General Finance | • North America leasing operations, 100% owned by General Finance<br>• North America manufacturing operation, 90% owned by General Finance |
| **Cumulative preferred stock** | • $40.1 million | | |

[1]Net of $1.9 million deferred financing costs for the Senior Notes and $0.1 million for the Term Loan.
[2]Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on  $0.721 AUD/USD as of 12/31/16.
[3]Other debt includes $5.1 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition.

**GeneralFINANCE**
CORPORATION

# Appendix

# General Finance Organizational Structure [(1) (2)]



# Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations.  In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

**GeneralFINANCE**
C O R P O R A T I O N

# Reconciliation of Consolidated Adjusted EBITDA

| (in thousands) | Year Ended June 30, | | | | | | | Six Months Ended December 31, | | TTM December 31, |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014* | 2015 | 2016 | 2015 | 2016 | 2016 |
| Net income (loss) | ($8,956) | ($8,858) | $8,742 | $11,413 | $15,149 | $13,045 | ($3,286) | $1,345 | $626 | ($4,005) |
| Add (Deduct) -- | | | | | | | | | | |
| Provision (benefit) for income taxes | (1,261) | 2,958 | 5,360 | 8,195 | 11,620 | 8,697 | (2,191) | 896 | 417 | (2,670) |
| Foreign currency exchange loss (gain) and other | (1,948) | (4,125) | (443) | (1,028) | 1,372 | 273 | 309 | 503 | (94) | (288) |
| Interest expense | 15,974 | 20,293 | 12,743 | 10,969 | 11,952 | 21,096 | 19,648 | 9,980 | 9,847 | 19,515 |
| Interest income | (234) | (487) | (157) | (58) | (52) | (68) | (97) | (37) | (36) | (96) |
| Depreciation and amortization | 19,619 | 19,165 | 18,924 | 22,241 | 27,127 | 38,571 | 38,634 | 18,722 | 19,787 | 39,699 |
| Impairment of goodwill | 7,633 | 5,858 | --- | --- | --- | --- | 3,068 | --- | --- | 3,068 |
| Share-based compensation expense | 629 | 693 | 901 | 1,316 | 1,938 | 2,174 | 2,388 | 1,353 | 191 | 1,226 |
| Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management | --- | 369 | --- | --- | --- | --- | --- | --- | --- | --- |
| Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team | --- | 802 | --- | --- | --- | --- | --- | --- | --- | --- |
| Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team | --- | 1,311 | --- | --- | --- | --- | --- | --- | --- | --- |
| Expenses of postponed public equity offering | --- | --- | --- | --- | --- | 365 | --- | --- | --- | --- |
| Inventory write-downs and related | --- | --- | --- | --- | --- | --- | 1,630 | --- | --- | 1,630 |
| Non-recurring severance costs and CEO retirement compensation at Royal Wolf | --- | --- | --- | --- | --- | --- | 727 | --- | --- | 727 |
| Adjusted EBITDA | $31,456 | $37,979 | $46,070 | $53,048 | $69,106 | $84,153 | $60,830 | $32,762 | $30,738 | $58,806 |

GeneralFINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

# Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

**(in thousands)**

| | Year Ended June 30, | | | | | Six Months Ended December 31, | | TTM December 31, |
|---|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | 2015 | 2016 | 2016 |
| Operating income | $5,881 | $8,403 | $13,323 | $18,425 | $17,984 | $10,293 | $10,247 | $17,938 |
| Add -- | | | | | | | | |
| Depreciation and amortization | 5,789 | 6,154 | 7,928 | 11,306 | 13,154 | 6,350 | 6,885 | 13,689 |
| Impairment of goodwill | --- | --- | --- | --- | | --- | --- | --- |
| Share-based compensation expense | 197 | 259 | 312 | 303 | 374 | 199 | 147 | 322 |
| Inventory write-downs | --- | --- | --- | --- | 123 | --- | --- | 123 |
| **Adjusted EBITDA** | $11,867 | $14,816 | $21,563 | $30,034 | $31,635 | $16,842 | $17,279 | $32,072 |

**GeneralFINANCE**
C O R P O R A T I O N

# Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

**(in thousands)**

| | Year Ended December 31, | Year Ended June 30, | | | Six Months Ended December 31, | | TTM December 31, |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2015 | 2016 | 2016 |
| Operating income (loss) | $15,033 | $16,372 | $8,233 | ($1,541) | $496 | ($2,677) | ($4,714) |
| Add -- | | | | | | | |
| Depreciation and amortization | 5,356 | 8,013 | 11,345 | 10,529 | 5,299 | 4,847 | 10,077 |
| Share-based compensation | --- | 1 | 11 | 22 | 20 | 20 | 22 |
| **Adjusted EBITDA** | $20,389 | $24,386 | $19,589 | $9,010 | $5,815 | $2,190 | $5,385 |

# Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

**(in thousands)**

| | Year Ended June 30, 2016 | | | | | Six Months Ended December 31, | | TTM December 31, | TTM December 31, |
|---|---|---|---|---|---|---|---|---|---|
| | **2012** | **2013** | **2014** | **2015** | **2016** | **2015** | **2016** | **2016** | **2016** |
| Operating income | A$23,185 | A$26,397 | A$29,977 | A$25,672 | A$17,637 | A$9,431 | A$9,099 | A$17,305 | US$12,832 |
| Add -- | | | | | | | | | |
| Depreciation and Amortization | 12,704 | 14,997 | 17,190 | 18,604 | 19,685 | 9,561 | 10,649 | 20,773 | 15,461 |
| Share-based compensation expense | 297 | 567 | 932 | 1,037 | 1,315 | 523 | (678) | 114 | 60 |
| Non-recurring severance costs and CEO retirement compensation | --- | --- | --- | --- | 975 | --- | --- | 975 | 727 |
| **Adjusted EBITDA** | A$36,186 | A$41,961 | A$48,099 | $A45,313 | A$39,612 | A$19,515 | A$19,070 | A$39,167 | US$29,080 |

**GeneralFINANCE** CORPORATION

# Reconciliation of Consolidated Free Cash Flow

| ($ in millions) | FY 10 | FY 11 | FY 12 | FY 13 | FY 14 | FY15 | FY16 | TTM (12/31/16) |
|---|---|---|---|---|---|---|---|---|
| Cash From Operations | $16.7 | $18.5 | $15.2 | $34.9 | $51.5 | $38.2 | $48.8 | $34.3 |
| Changes in Fleet Inventory | (4.4) | (1.6) | 10.4 | (4.8) | (12.4) | 3.2 | (3.0) | (7.0) |
| Adjusted Cash From Operations | $12.3 | $16.9 | $25.6 | $30.1 | $39.1 | $41.4 | $45.8 | $27.3 |
| Cash From (Used In) Investing | $0.7 | ($20.7) | ($53.2) | ($69.7) | ($163.6) | ($107.4) | ($35.4) | ($32.6) |
| Add-back Business and Real Estate Transactions | - | 0.9 | 4.6 | 14.6 | 90.7 | 44.4 | 10.4 | 10.2 |
| Add-back Net Fleet Purchases | (2.9) | 16.1 | 45.4 | 47.6 | 65.7 | 54.6 | 20.8 | 18.5 |
| Adjusted Cash Used In Investing | ($2.2) | ($3.7) | ($3.2) | ($7.5) | ($7.2) | ($8.4) | ($4.2) | ($3.9) |
| Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1] | $10.1 | $13.2 | $22.4 | $22.6 | $31.9 | $33.0 | $41.6 | $23.4 |

**GeneralFINANCE** CORPORATION

(1)    Prior to dividends paid on preferred stock.











**General FINANCE CORPORATION**

N A S D A Q :   G F N